Mail Stop 4561

October 18, 2007

Gary F. Hoskins
Chief Financial Officer
Citizens South Banking Corporation
519 South New Hope Road
Gastonia, North Carolina 28054

      Re: **Citizens South Banking Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2006
               Filed March 15, 2007
               File No. 000- 23971

Dear Mr. Hoskins:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comment. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies
Stock-Based Compensation, page 48

1.   Please tell us how you considered restricted shares granted under the 2003
       Recognition and Retention Plan ("RRP") in the adoption of SFAS 123-R. Include
       the following information in your response:

       •   tell us why you did not eliminate the "unearned compensation related to RRP"
           account against the appropriate equity accounts (i.e. additional paid in
           capital); and

       •   explain how your calculation of compensation expense related to the RRP
           changed upon adoption (for example, tell us how you considered your policy
           for recognizing forfeitures).

       Refer to paragraph 74 of SFAS 123-R.

       Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your response to our
comment and provides any requested information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your response to our comment.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;
   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and
   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions, please call me at (202) 551-3474 or William J. Schroeder, Staff Accountant at (202) 551-3394.

Sincerely,

Sharon Blume
Reviewing Accountant